Lifeway Foods, Inc.
6431 W. Oakton       Morton Grove, IL 60053
    Phone: (847) 967-1010    Fax: (847) 967-6558   E-mail: info@lifeway.net
Web site:  www.lifeway.net  - www.kefir.com – www.starfruitcafe.com

May 17, 2013

Via EDGAR and FACSIMILE

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C.  20549-7010

Re:	Lifeway Foods, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 30, 2013
File No. 0-17363

Dear Mr. Schwall:

On behalf of Lifeway Foods, Inc. (“Lifeway” or the “Company”), set forth below are the Company’s responses to your letter of comment dated May 10, 2013.  The numbered responses of the Company and related captions contained in this letter correspond to the numbered paragraphs and related captions in the letter of comment.

Preliminary Proxy Statement on Schedule 14A

General

1.	Please file the form of proxy card that will accompany your proxy statement.

ANSWER:

The form of proxy card that will accompany the proxy statement is being filed with the Amendment No. 1 to the Preliminary Proxy Statement (the “Proxy Statement”) simultaneously with the submission of this response letter.

2.
On page 2 of your proxy statement, you combine the say-on-pay vote and the say-on-pay frequency vote as one item “4.” Please separate these out into separately numbered items consistent with the way the two proposals are identified and numbered later in the proxy statement.

ANSWER:

The Proxy Statement has been revised to so that the say-on-pay vote and say-on-pay frequency vote have been separated into separately numbered items consistent with the way the two proposals are identified and numbered later in the Proxy Statement.

H. Roger Schwall
United States Securities and Exchange Commission
May 17, 2013

Proposal 2, page 17

3.
You are proposing amendments to your Articles of Incorporation. Please enhance your disclosure to show the changes that the proposed amendments would make to the language of the Articles of Incorporation. We also note that the version of the Articles of Incorporation incorporated by reference as an exhibit to your Form 10-K for the year ended December 31, 2012 (which incorporates the Articles by reference to Exhibit 3.5 to the Form 10-QSB filed August 8, 2000) appears to be an amendment. Please clarify whether this is an amendment or the complete Articles of Incorporation. If the former, please file the complete Articles of Incorporation.

ANSWER:

The Proxy Statement has been revised to enhance disclosure to show the changes that the proposed amendments would make to the language of the Articles of Incorporation.

Additionally, the original Articles of Incorporation of the Company were filed with the SEC prior to the institution of electronic filing. Accordingly, the Company will file the full text of the current Articles of Incorporation of the Company, as amended, as Exhibit No. 3.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal period ended March 31, 2013, filed on May 15, 2013.

4.
We note your statement in Proposal 2 that certain provisions of your Articles of Incorporation “should be revised and updated to include and revise certain provisions that were previously addressed in the Company’s Amended and Restated Bylaws.” Please clarify whether you will make revisions to your Bylaws if your shareholders approve the proposed amendments to the Articles. If so, please describe the changes to the Bylaws and show how they will affect the current language of the Bylaws.

ANSWER:

The Proxy Statement has been revised to explain that if the Amended and Restated Articles are adopted, the Company’s Bylaws will also be amended and restated. Further the Proxy Statement has been revised to to describe the changes to be made to the Company’s Bylaws and show how they will affect the current language of the Bylaws.

H. Roger Schwall
United States Securities and Exchange Commission
May 17, 2013

5.
Rule 14a-4(a)(3) under the Securities Exchange Act of 1934 provides that the form of proxy shall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters. Furthermore, Rule 14a-4(b)(1) provides that the person solicited by a proxy shall be afforded an opportunity to approve, disapprove or abstain with respect to each separate matter. In this regard, we are concerned that you may have bundled together multiple separate matters in Proposal 2. In adopting its unbundling rules, the Commission stated that the rules served the following purposes: “to permit shareholders to communicate to the board of directors their views on each of the matters put to a vote, and not be forced to approve or disapprove a package of items and thus approve matters they might not if presented independently.” See Exchange Act Release No. 34-30849 (Jun. 23, 1992). Please provide us with your analysis as to whether the matters in Proposal 2 are separate matters that are required to be unbundled.

ANSWER:

The Proxy Statement has been revised to include as (1) Proposal 2 the amendment of the Company’s Articles of Incorporation to increase the number of shares of Common Stock of the Company authorized for issuance and (2) Proposal 3 the amendment and restatement of the Articles of Incorporation.

The Company hereby acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this addresses all of the Commission’s comments and concerns.  Please do not hesitate to contact us with any further questions.

Sincerely,

/s/ Edward Smolyansky

Edward Smolyansky
Chief Financial and Accounting Officer,
Chief Operating Officer, Secretary and Treasurer